UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2022 (January 14, 2022)

FOXWAYNE ENTERPRISES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39891	85-3093926
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Rockefeller Plaza, Suite 1039

New York, New York 10020
(Address of principal executive offices, including ZIP code)

(917) 284-8938
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	FOXWU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	FOXW	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	FOXWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This amendment (this “Amendment”) amends the Current Report on Form 8-K of FoxWayne Enterprises Acquisition Corp. filed with the U.S. Securities and Exchange Commission on January 20, 2022 (the “Prior Form 8-K”) in which FoxWayne Enterprises Acquisition Corp. reported that it approved an extension of the time to consummate a Business Combination by an additional three month period and a loan in the amount of $310,000 to FoxWayne Enterprises Acquisition Corp. from Robb Knie, the Chief Executive Officer. This Amendment amends the Prior Form 8-K by (i) indicating on the cover page that the Current Report on Form 8-K contains written communications pursuant to Rule 425 under the Securities Act of 1933, as amended, and (ii) adding the following legends: “Additional Information and Where to Find It,” “Participants in Solicitation,” and “Disclaimer.”

Item 2.03 Creation of a Direct Financial Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information relating to the Note (as defined below) included in Item 8.01 is incorporated by reference in this item to the extent required.

Item 8.01 Other Events

Effective as of January 14, 2022, the Board of Directors of FoxWayne Enterprises Acquisition Corp. (“FoxWayne”) approved an extension of the time to consummate a Business Combination by an additional three month period from January 22, 2022 to April 2022, and a loan in the amount of $310,000 to FoxWayne from Robb Knie, the Chief Executive Officer. A portion ($143,750) of such loan was used to fund a cash contribution to the FoxWayne Trust Account, in an amount equal to $0.025 for each share unit issued in its initial public offering, for the three month extension of the time to consummate a Business Combination. In accordance with the terms of the Company’s initial public offering, the Company may extend the period of time to consummate a Business Combination up to two times from January 22, 2022, each by an additional three months (for a total of up to 18 months) by depositing into the Trust Account $143,750, on or prior to the date of the applicable deadline, for each of the available three month extensions.

The loan was evidenced by a promissory note (“Note”) which is non-interest bearing, non-convertible, and payable upon the consummation of the FoxWayne’s initial merger, share exchange, asset acquisition or other similar business combination with one or more businesses or entities. If an initial merger, share exchange, asset acquisition or other similar business combination is not consummated, the Note will not be repaid by FoxWayne and all amounts owed thereunder by FoxWayne will be forgiven except to the extent that FoxWayne has funds available to it outside of its trust account.

The foregoing summary of the Note is qualified in its entirety by reference to the text of the Note, a form of which is filed as an exhibit hereto and incorporated by reference herein.

Additional Information and Where to Find It

In connection with the previously announced proposed business combination between FoxWayne and Aerami Therapeutics Holdings, Inc. (“Aerami”), FoxWayne filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to FoxWayne’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of FoxWayne and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the U.S. Securities and Exchange Commission (“SEC”), will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of the FoxWayne’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, FoxWayne’s stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to FoxWayne’s stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. FoxWayne’s stockholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Hayley@foxwayne.com.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

FoxWayne, Aerami and their respective directors and officers may be deemed participants in the solicitation of proxies of FoxWayne’s stockholders in connection with the proposed business combination. FoxWayne’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of FoxWayne in FoxWayne’s Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FoxWayne’s stockholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that the Company has filed with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description of Exhibit
10.1	Form of Promissory Note
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2022

FoxWayne Enterprises Acquisition Corp.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	Chief Executive Officer

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